Exhibit 99.6

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the inclusion in this Annual Report (Form 40-F) of Provident Energy Trust of our report dated July 31, 2003 on the financial statements for the year ended December 31, 2002 of the Redwater Natural Gas Liquids Processing System of Williams Energy (Canada), Inc.

Calgary, Canada
April 27, 2004	Chartered Accountants